                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


              VIVENDI UNIVERSAL CLOSES ON $2.2 BILLION ACQUISITION
                               OF HOUGHTON MIFFLIN


PARIS, NEW YORK AND BOSTON, AUGUST 2, 2001 - Vivendi Universal (Paris Bourse:
EXFP; NYSE: V), announced today that it has successfully completed the acquisition of Boston-based Houghton Mifflin Company (NYSE: HTN), a leading U.S. educational publisher.

The cash tender offer at $60 per share expired on July 6, at which time approximately 90% the Houghton Mifflin shares were tendered and purchased by Vivendi Universal at the $60 per share tender offer price. Now, with the completion of the merger, the remaining 10% of the shares have been acquired at the same price.

Customary closing of the transaction took place today, and Houghton Mifflin is now a wholly owned indirect subsidiary of Vivendi Universal. Houghton Mifflin will be delisted from the New York Stock Exchange effective August 2, 2001.

The total consideration of the transaction is approximately $2.2 billion, which includes the assumption of Houghton Mifflin's average net debt of $500 million.

Commenting on today's closure of the acquisition, Jean Marie Messier, chairman and chief executive officer of Vivendi Universal said: "We now have worldwide leadership positions in music, film, games, and education. The acquisition of Houghton Mifflin catapults Vivendi Universal Publishing to the No. 2 position worldwide in education publishing and significantly enhances its position in the U.S. textbook market."

Mr. Messier continued: "This very strategic acquisition is another step in Vivendi Universal's plan to achieve world leadership in key content segments. It puts us in an extremely competitive position to capitalize on the growth of the education sector by leveraging the content and technologies of both companies across all of Vivendi Universal. Thanks to our ability to finance this deal through the sale of other valuable, yet non-strategic assets in our publishing portfolio, the acquisition will not impact our balance sheet and will be accretive to our shareholders."

As previously announced, the acquisition will be financed largely by divestiture of Vivendi Universal Publishing's Professional Information Division and Free Sheets, following the work councils information and consultation. These businesses are more cyclical than education publishing.

With the completion of the transaction, VU Publishing will focus on three main segments: GAMES, EDUCATION AND LITERATURE, and HEALTH. Approximately 48% of VUP's revenues will come from the U.S. and the remainder from Europe and the rest of the world. VUP will also maintain its presence in news and economic publications, with Groupe Express, Groupe Expansion and Groupe Etudiant.


ABOUT VIVENDI UNIVERSAL:

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The PUBLISHING business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms, including print, multimedia, in the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The company's corporate website is located at http://www.vivendiuniversal.com. The company's financial website is located at http://finance.vivendiuniversal.com.


ABOUT HOUGHTON MIFFLIN:

HOUGHTON MIFFLIN is a leading publisher of textbooks, instructional technology, assessments and other education materials for elementary and secondary schools and colleges. While it has a presence in segments of educational products, it has an exceptionally strong position in K-12 (70% of total sales). The company also publishes an extensive line of reference works and fiction and non-fiction for adults and young readers. The company's web site is located at http://www.hmco.com.

With consolidated sales in excess of $1.0 billion, Houghton Mifflin is the fourth-largest U.S. educational publisher, and one of the oldest publishing houses founded in Boston in 1832. Houghton Mifflin is a pure play educational publisher (roughly 90% of sales) serving all the components of the market (elementary and secondary schools, supplemental, testing and college) and utilizing multiple platforms (core basal textbooks, supplemental materials, assessment, instructional technology). The company also publishes an extensive line of reference works and fiction and non-fiction for adults and young readers, including The Lord of the Rings and provides computer-testing capabilities to the corporate market.


IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.


CONTACTS:
VIVENDI UNIVERSAL - CORPORATE                  VIVENDI UNIVERSAL - CORPORATE
MEDIA RELATIONS:                               INVESTOR RELATIONS:
PARIS                                          PARIS
Antoine Lefort                                 Ariane de Lamaze
011-33-1-71-71-1180                            011-33-1-71-71-1084

NEW YORK                                       NEW YORK
Anita Larsen                                   Eileen McLaughlin
212-572-1118, or                               212-572-8961
Mia Carbonell
212-572-7556



                                       ###